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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              DIALOGIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              DIALOGIC CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   25249910-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            THEODORE M. WEITZ, ESQ.
                              DIALOGIC CORPORATION
                                 1515 US RTE 10
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 993-3000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                            PETER H. EHRENBERG, ESQ.
                             LOWENSTEIN SANDLER PC
                              65 LIVINGSTON AVENUE
                           ROSELAND, NEW JERSEY 07068
                                 (973) 597-2350

                           STEPHEN R. RUSMISEL, ESQ.
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                         NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1442

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Dialogic Corporation, a New Jersey corporation (the "Company"). The address of the principal executive offices of the Company is 1515 Route 10, Parsippany, New Jersey, 07054. The title of the class of equity securities to which this Statement relates is Common Stock, no par value of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to a tender offer (the "Offer") disclosed in a
Schedule 14D-1, dated June 7, 1999 (the "Schedule 14D-1"), and filed with the Securities and Exchange Commission (the "Commission") by Intel Corporation, a Delaware corporation ("Intel") and Intel LMH Acquisition Corporation, a New Jersey corporation ("Purchaser"), and a wholly owned subsidiary of Intel, to purchase all outstanding Shares at a price of $44 per Share, net to the Seller in cash, without interest (as paid pursuant to the Offer) (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 7, 1999, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer Documents"). The Offer to Purchase states that the address and principal executive offices of Intel and Purchaser are Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California 95052-8119.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 31, 1999 (the "Merger Agreement"), by and among the Company, Intel and Purchaser. See Item 3(b) for a description of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by this reference.

     The Offer is conditioned upon, among other things, (1) there being validly tendered by the Expiration Date (as defined in the Offer to Purchase) and not withdrawn a number of Shares of the Company representing at least a majority of the Shares issued and outstanding on a fully-diluted basis and (2) the satisfaction or waiver of certain conditions to the respective obligations of Purchaser, Intel and the Company to consummate the transactions contemplated by the Merger Agreement, including receipt by Purchaser and the Company of certain governmental and regulatory approvals.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Intel or Purchaser or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

     Information with respect to the terms of the Merger Agreement and certain related matters, including the Merger (as defined therein), the Stock Option Agreement, the Tender and Voting Agreements, and Irrevocable Proxies each dated as of May 31, 1999, is set forth under the headings "Introduction," "Terms of the Offer; Expiration Date," "Contacts with the Company; Background of the Offer and the Merger," "Purpose of the Offer; The Merger Agreement," "Certain Conditions of the Offer," and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase. Copies of the Stock Option Agreement and the Tender and Voting Agreements and Irrevocable Proxies are filed as exhibits to the Offer to Purchase Agreements and are identified as Exhibits (c)(2) through (c)(7) hereto and are incorporated herein by reference. The information with respect to the Company's obligation to appoint designees of Intel to the Company's board described in the Offer to Purchase under "The Merger Agreement; the Stock Option Agreement and the Voting Agreements -- The Merger Agreement -- Board Representation" is incorporated

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herein by reference. The Company's obligation to appoint designees of Intel to the Company's board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

DIRECTOR AND OFFICER COMPENSATION PLANS

     The information under the headings "Executive Compensation and Other Information" and "Compensation Committee Report on Executive Compensation" in the Company's Proxy Statement, dated April 9, 1999 (the "Proxy Statement"), portions of which are identified as Exhibit (c)(18) hereto, are incorporated herein by reference.

EMPLOYMENT AGREEMENTS

     The Company entered into a written employment agreement as of January 1,1997 with Howard G. Bubb, Chief Executive Officer and President and a Director of the Company, a description of which is set forth in the Proxy Statement under the heading "Executive Compensation and Other Information -- Employment Agreement," and is incorporated herein by reference.

     The Company, Intel and Mr. Bubb entered into an employment agreement dated as of May 31, 1999, a copy of which is filed as Exhibit (c)(11) hereto and is incorporated herein by reference (the "New Agreement"), which replaces the earlier employment agreement. The New Agreement is for an initial one-year term, commencing on the closing of the Merger, and is automatically renewed for an additional one-year period. The New Agreement is terminable by either party upon not less than three-months' notice prior to the first anniversary of the closing of the Merger. From the closing of the Merger through December 1, 1999 (the "Transition Period"), Mr. Bubb will receive a base salary of $315,000. Beginning January 1, 2000, Mr. Bubb will receive a base salary of $200,000, subject to annual increase. During the Transition Period, Mr. Bubb is entitled to receive cash bonuses under his current bonus schedule based on the Company and individual performance. Beginning January 1, 2000, Mr. Bubb will be eligible for a bonus under Intel's Employee Bonus and Employee Cash Bonus Plans. Mr. Bubb also receives acceleration of all unvested restricted stock awards and stock options under the Company's incentive compensation plans, a lump sum cash payment of $315,000 plus one year's bonus payment calculated under his prior employment agreement with the Company, a lump sum cash payment of $40,481, representing fringe benefits that would have been payable under his prior agreement and a performance bonus of up to $350,000 based upon the achievement by the Company of certain metrics, in each of 2000 and 2001, provided Mr. Bubb is employed by the Company on December 31 of such year. The New Agreement also provides for a two-year non-solicitation of customers in the event Mr. Bubb is no longer working for the Company for which Mr. Bubb will receive a monthly payment of $42,083 for up to two years.

     Pursuant to the offer letter of Thomas G. Amato, Vice President, Chief Financial Officer and Treasurer of the Company, dated April 16, 1997 (a copy of which is filed as Exhibit (c)(15) hereto and is incorporated herein by reference), in the event that Mr. Amato's employment with the Company is terminated for reasons other than cause during the first three years of his employment, he is entitled to receive one year of severance pay.

     Pursuant to the offer letter of William E. Warner, Jr., Executive Vice President, Signal Computing Products of the Company dated July 21, 1998 (a copy of which is filed as Exhibit (c)(16) hereto and incorporated herein by reference), in the event that Mr. Warner's employment with the Company is terminated for reasons other than cause, his job responsibilities are significantly reduced or he resigns within thirty days after a "Change in Control" (as defined in the 1997 Incentive Benefit Plan), he is entitled to receive six months of severance pay and his options will continue to vest during the severance period.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The information in the Offer to Purchase under the heading "Interests of Certain Persons in the Merger -- Indemnification; Directors' and Officers' Insurance" is incorporated herein by reference.

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CHANGE IN CONTROL AGREEMENTS

     The Offer and/or the Merger may be considered a "Change in Control" under certain benefit plans of the Company, including the Company's 1997 Incentive Benefit Plan and 1988 Incentive Compensation Plan. Pursuant to the terms of such plans, if the Offer and/or the Merger is deemed a "Change in Control," options and restricted Shares granted to executive officers and certain other officers of the Company may accelerate as a result thereof in the event such officers undergo a "Termination Event," as defined in such plans, within twelve months after such "Change in Control." Copies of such plans, as described in the Proxy Statement under the heading "Executive Compensation and Other
Information -- Incentive Compensation Plans," and attached as Exhibits 10.2,
10.3 to the Company's 1996 Annual Report on Form 10-K, and Exhibit 10.12 to the Company's 1998 Annual Report on Form 10-K, are incorporated herein by reference.

LETTER AGREEMENTS

     In addition, the Company has entered into letter agreements dated May 27, 1999 with Steven J. Krupinski, Vice President of Human Resources, Theodore M. Weitz, Vice President and General Counsel and Thomas G. Amato, Vice President, Chief Financial Officer and Treasurer of the Company (copies of which are filed as Exhibits (c)(12), (c)(13) and (c)(14) hereto and incorporated herein by reference) pursuant to which in the event of a transaction constituting a Change in Control (as defined in the 1997 Incentive Benefit Plan), the Company will pay a special incentive payment to these individuals for their assistance in achieving a successful transaction and a smooth transition, within thirty days after the closing of such transaction and an additional benefit payment to such individuals within ninety days after such closing provided, in each case, if such individuals (x) are employed by the Company on such dates, (y) are no longer employed by the Company as a result of involuntary termination other than for Cause (as defined in the 1997 Incentive Benefit Plan) or (z) have their compensation reduced. The Company also entered into a letter agreement dated May 27, 1999 with John Landau, Vice President of Strategic Marketing, pursuant to which in the event of a transaction constituting a Change in Control (as defined in the 1997 Incentive Benefit Plan), the Company will pay a special incentive payment to Mr. Landau for his assistance in achieving a successful transaction and a smooth transition, within thirty days after the closing of such transaction provided Mr. Landau (x) is employed by the Company on such date, (y) is no longer employed by the Company as a result of involuntary termination other than for Cause (as defined in the 1997 Incentive Benefit Plan) or (z) has his compensation reduced.

     The Company entered letter agreements dated May 27, 1999 with Mr. Landau, Jean Beadle, Comptroller, William E. Warner, Jr., Executive Vice President, Signal Computing Products, and Clementine Russo, Vice President of Operations (the form of which is filed as Exhibit (c)(17) hereto and is incorporated herein by reference), pursuant to which in the event of a transaction constituting a Change in Control (as defined in the 1997 Incentive Benefit Plan), the Company will make a benefit payment to such individuals within one year after the closing of the transaction provided, in each case, such individuals (x) are employed by the Company on such dates, (y) are no longer employed by the Company as a result of involuntary termination other than for Cause (as defined in the 1997 Incentive Benefit Plan) or (z) have their compensation reduced.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE COMPANY BOARD

     At a meeting on May 31, 1999, the Company's board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, adequate, and in the best interests of the Company's stockholders, (b) adopted and approved the Merger Agreement and authorized the execution thereof by the Company, and (c) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

     (b) BACKGROUND OF AND REASONS FOR THE BOARD RECOMMENDATION

     Over a period of years, the Company has discussed from time to time with Intel various potential strategic relationships.

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     In the fall of 1998, Anant Das, Strategic Manager in Intel's Enterprise
Server Group ("ESG"), called Howard Bubb, CEO of the Company, to discuss possible relationships between the two companies. In October 1998, Mr. Bubb and John Landau, Strategic Marketing VP of the Company, met in Portland, Oregon with John Miner, Vice President and General Manager of ESG, Scott Richardson, Director, Communication and Internet Server Division of ESG, Mr. Das, and Elliott Swan, Director of Business Development for ESG. At this meeting, Messrs. Bubb and Landau presented an overview of the Company and its business. Messrs. Bubb and Miner then discussed relationships between the companies in general terms, including the possibility of either a development or strategic relationship agreement, with a possible strategic minority investment by Intel in the Company.

     In early February of 1999, Mr. Miner telephoned Mr. Bubb and suggested additional meetings to discuss possible relationships between Intel and the Company. On February 17, 1999, Messrs. Bubb and Landau met with Messrs. Miner and Swan at the Dallas airport. At this meeting, Messrs. Miner and Swan raised the possibility of Intel's acquiring the Company. Mr. Bubb noted that, in order to proceed, he would expect that the Company needed to satisfy itself as to strategic compatibility, cultural fit, and fair economic value and the importance to Intel of telecommunications as a strategic initiative. The parties agreed to further discussions. That same day the parties entered into a confidentiality and non-disclosure agreement in contemplation of the exchange of information relating to potential merger negotiations.

     Between February 17, 1999 and March 4, 1999, the parties held a number of telephone conferences covering high level discovery and due diligence issues. Participants included Messrs. Tom Amato, CFO of the Company, Swan, Landau and Guy Anthony, Assistant Treasurer of Intel.

     On March 4, 1999, Mr. Miner spoke with Mr. Bubb by telephone about the process within Intel for pursuing an acquisition. On March 11 and 12, Mr. Amato and Steve Krupinski, Human Resources VP of the Company, met with Messrs. Swan, Anthony, Richardson, Adam Lane, Finance Manager of ESG, Arun Chetty, Senior Treasury Manager of Intel, and Sean Fitzgerald, ESG Senior Counsel of Intel, in Portland, Oregon. Mr. Theodore Weitz, VP and General Counsel of the Company, participated by telephone on March 12.

     On March 12, 1999, during a scheduled internal meeting at Intel involving Messrs. Arvind Sodhani, VP and Treasurer of Intel, Miner, Anthony, Swan, Richardson, Les Vadasz, Senior VP of Intel, Craig Barrett, Chief Executive Officer of Intel, Andy Grove, Chairman of Intel, and Andy Bryant, CFO of Intel, agreement was reached to continue discussions with the Company and to seek Intel board approval for an acquisition.

     On March 16, 1999, Mr. Bubb met with Mr. Miner at Newark Airport in New Jersey to further discuss strategic and cultural issues, and on March 17 Mr. Bubb met with Mr. Barrett in Washington, D.C. and also discussed strategic and cultural issues. That same afternoon, Mr. Anthony visited the Company in New Jersey and met with Messrs. Bubb, Amato and Weitz and began to discuss valuation. Mr. Anthony stated that the results of the discounted cash flow analysis and stock market comparable analysis performed by Intel indicated a value of mid to upper $30 per Share. On March 18, 1999, Mr. Amato called Mr. Anthony and reported that this value was insufficient to present to the Company's board.

     On March 19, 1999, Messrs. Anthony and Sodhani called Mr. Amato and suggested a value of $41 per Share, in cash, contingent on due diligence, negotiation of definitive agreements and Intel board approval.

     On March 24, 1999, Messrs. Bubb, Amato and Landau met by telephone with Messrs. Miner, Swan, Sodhani, Chetty and David Johnson, Treasury Manager of Intel, and presented the Company's view of strategic synergies and value.

     On March 25, 1999, a presentation was made by Intel management to Intel's Board of Directors proposing an acquisition of the Company. The board approved a resolution authorizing an acquisition for either cash or stock within specified parameters.

     On March 26, Mr. Anthony called Mr. Amato to communicate that the Intel board had approved proceeding with the acquisition discussions, contingent on due diligence. Mr. Amato called Mr. Anthony back

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the same day and indicated that the Company's board considered a value of $41 per Share to be insufficient. Mr. Anthony and Mr. Amato agreed to keep a communications channel open.

     On March 30, 1999, Messrs. Anthony, Richardson, Lane, Swan and Johnson called Messrs. Bubb, Amato and Landau to give the Company feedback concerning valuation at the March 24, 1999 conference call.

     On March 31, 1999, Messrs. Anthony and Sodhani met with Mr. Amato by telephone to further discuss valuation. Mr. Amato indicated that the Company's board was unwilling to engage in formal negotiations with only a $41 valuation by Intel, but that they might consider a valuation in the high $40's.

     On April 2, 1999, Messrs. Bubb, Amato and Landau met by telephone with Messrs. Miner, Swan, Lane, Anthony and Roger Erwin, ESG HR Manager of Intel, to further discuss synergy, value, and management retention issues in a possible acquisition.

     On April 9, the Company's board discussed the status of negotiations.

     From April 9 through 24, valuation discussions continued by telephone led primarily by Mr. Amato for the Company and Messrs., Sodhani and Anthony for Intel, and with some participation by Messrs. Weitz, Bubb and Swan. Intel continued to express unwillingness to consider a higher valuation and the Company expressed its unwillingness to move lower. The Company's board was kept apprised of events through regular updates.

     On April 24, 1999, Messrs. Anthony and Sodhani called Messrs. Amato and Bubb and indicated a willingness to consider the acquisition of the Company for Intel stock, but at a value of $37 per Share rather than $41 per Share.

     On May 1, 1999, Messrs. Anthony and Sodhani called Mr. Amato and advised him that Intel would consider a valuation of $41 per Share for either a cash or stock acquisition.

     On May 3 and 4, 1999, Messrs. Anthony and Sodhani held several discussions with Messrs. Amato and Bubb about the alternative merits of a cash versus a stock transaction.

     After a discussion at the Company's board meeting on May 6, 1999, the board authorized management to retain Hambrecht & Quist as investment bankers to assist in valuation discussions. Messrs. Amato and Weitz spoke to Mark Zanoli of Hambrecht & Quist on May 6, 1999, completed an agreement with Hambrecht & Quist on May 7, 1999, and that afternoon Mr. Amato informed Mr. Anthony that Mr. Zanoli would be acting on the Company's behalf in the transaction.

     On May 7, 1999, during a scheduled internal meeting at Intel involving Messrs. Sodhani, Miner, Anthony, Vadasz, Barrett, Grove, Bryant and Suzan Miller, senior attorney at Intel, the status of negotiations with the Company was discussed.

     On May 10, Mr. Zanoli presented the Company's position to Messrs. Anthony and Sodhani. Discussions continued almost daily among Messrs. Sodhani, Anthony, Zanoli, Amato and Weitz over the next week. On May 17, Mr. Zanoli conveyed the information to Messrs. Anthony and Sodhani that the Company would consider reducing its valuation to $44 per Share for a transaction involving Intel stock.

     On May 18, Messrs. Anthony and Sodhani informed Mr. Zanoli that Intel would be willing to consider an increase in its proposed valuation to $44 per Share for an all cash tender offer. That proposal was presented to the Company's board in a special telephonic Board meeting on May 18, 1999 attended by all board members, and Messrs. Weitz, Amato and Zanoli, at which Mr. Zanoli analyzed Intel's proposal, reviewed the discussions with Intel to date and generally advised the board that he believed Hambrecht & Quist could render its fairness opinion at that level, and that he did not expect alternative bidders at a higher price.

     On May 19, in a telephone conversation involving Messrs. Bubb, Amato, Weitz, Zanoli, Sodhani, Miner and Anthony, the parties agreed to discuss the detailed terms of a transaction based on the latest all cash valuation, subject to signing a definitive agreement, due diligence and no change in market conditions.

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     The parties immediately began intensive due diligence and the negotiation of a definitive agreement. Between May 25, 1999 and May 31, 1999, numerous meetings were held by telephone and at the offices of Gibson, Dunn & Crutcher LLP, outside counsel to Intel, in New York, New York, among representatives of Intel, the Company, Gibson, Dunn & Crutcher LLP, Lowenstein Sandler PC, outside counsel to the Company, and Winthrop, Stimson, Putnam and Roberts, special outside counsel to the Company to negotiate the Merger Agreement and related agreements.

     On May 29, 1999, the Company's board reviewed the then-current draft of the definitive Merger Agreement in a special telephonic meeting, all board members having received the contract draft prior to the meeting. This meeting was attended by all board members, and, Messrs. Zanoli (by telephone), Bubb, Amato, Weitz, Ronald Prague, Esq., Corporate Counsel of the Company, Peter Ehrenberg, Esq. and Alan Wovsaniker, Esq. of Lowenstein Sandler PC, and Stephen R. Rusmisel, Esq. of Winthrop Stimson Putnam & Roberts. Mr. Zanoli expressed his view that Hambrecht & Quist would be able to render its fairness opinion assuming successful completion of the negotiation of certain open issues. Counsel performed a detailed analysis of the agreements and negotiations to date, and discussed the specific terms of the proposed merger agreement, and the proposed stock option agreement and the agreements from certain shareholders on which, in part, Intel's offer was conditioned. The Company's board requested that the Company's representatives continue negotiations, and focus particularly on removing impediments to the Company's ability to consider alternative transactions consistent with the board's fiduciary responsibilities.

     The parties negotiated intensively through May 29, 30 and 31.

     On May 30, 1999, the status of negotiations was reviewed with Messrs. Vadasz, Barrett and Miner by Messrs. Sodhani, Anthony, Swan, Peter Cizik, Business Development Manager of Intel, and Ms. Miller and Kirby Dyess, VP and Director, New Business Development at Intel. Dr. Barrett approved the current Intel position in the negotiations within specified parameters.

     The Company's board met telephonically again at 7:00 P.M. on Monday May 31, 1999. All board members attended, as did Messrs. Zanoli, Bubb, Amato, Weitz, Prague, Ehrenberg, Wovsaniker and Rusmisel. The Board was apprised of the progress since the prior meeting, given a detailed analysis of the changes in the proposed merger agreement, the proposed stock option agreement and the agreements from certain shareholders, including improvements in the "fiduciary out" provisions, a reduction in the proposed breakup fee, and the fact that those restrictions that remained were conditions of the transaction that Intel would not remove. Mr. Zanoli then rendered Hambrecht & Quist's opinion that the transaction is fair to the stockholders of the Company from a financial point of view. Next, counsel analyzed certain legal aspects of the transaction. The Company's board then adjourned as final negotiations continued.

     The Company's board reconvened at approximately midnight on May 31, and unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair, adequate, and in the best interests of the Company's stockholders, (b) adopted and approved the Merger Agreement and authorized the execution thereof by the Company, and (c) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder.

     In reaching its conclusions described in paragraph (a) above, the Company's board considered a number of factors, including, without limitation:

          (i) The presentation of Hambrecht & Quist to the board, and the written opinion of Hambrecht & Quist that, based upon and subject to the assumptions and qualifications stated therein, the consideration to be received by stockholders of the Company, pursuant to the Offer and Merger Agreement is fair from a financial point of view. A copy of the written opinion is filed as Exhibit (c)(19) hereto and is incorporated herein by reference. Stockholders are urged to carefully read such opinion in its entirety.

          (ii) Current market conditions, and the relationship between the consideration to be received by stockholders in the Offer and the Merger and the historical and recent market prices of the Shares, and the fact that the Offer Consideration represented a premium of more than 40% above average trading prices for the Shares over the previous 30 days.

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

          (iii) The Company's business, the strategic direction of the Company's businesses, the relationship of the Offer Consideration to historical and projected earnings, acquisition transactions involving comparable companies and the likelihood of other possible transactions that might provide greater value to shareholders.

          (iv) The terms and conditions of the transactions contemplated by the Merger Agreement and the Stock Option Agreement, as reviewed by and discussed with the Company's management, legal counsel and financial advisors and the fact that the terms of the Merger Agreement were determined through arms-length negotiations between the Company's Board and its legal and financial advisors, on the one hand, and representatives of Intel and Purchaser, on the other.

          (v) The fact that Intel and Purchaser's obligations under the Offer were not subject to any financing condition, and the representation of Intel and Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger.

          (vi) The right, subject to certain conditions, of the Company under the Merger Agreement to respond to requests for nonpublic information and to participate in substantive discussions with any person making a Superior Proposal as defined in the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Hambrecht & Quist as its financial adviser in connection with the transaction contemplated by the Merger Agreement, including delivery of a written opinion as to the fairness to the Company's shareholders, from a financial point of view, of the consideration to be received pursuant to the Offer and Merger. Pursuant to the terms of Hambrecht & Quist's engagement, the Company will pay Hambrecht & Quist a flat fee of $4,000,000 and has agreed to reimburse Hambrecht & Quist for its out-of-pocket expenses. In the ordinary course of its business, Hambrecht & Quist and its affiliates may actively trade in the securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS WITH RESPECT TO SECURITIES

     (a) Except as set forth below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the knowledge of the Company, any executive officer, director, affiliate, or subsidiary of the Company.

                           TRANSACTIONS IN SHARES BY
                       EXECUTIVE OFFICERS OF THE COMPANY

                  NAME OF SHAREHOLDER                    TRANSACTION TYPE      DATE      SHARES
                  -------------------                    -----------------    -------    ------
Howard G. Bubb.........................................  Option Exercise      5/10/99    10,000
Nicholas Zwick.........................................  Sale                  4/9/99     4,000
Nicholas Zwick.........................................  Sale                 4/10/99     6,000
Nicholas Zwick.........................................  Sale                  5/6/99    10,000

     (b) To the Company's knowledge, all directors and executive officers intend to tender, pursuant to the Offer, all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

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

     (b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

SECTION 14A:10A-4 OF THE NJBCA

     The Company is incorporated under the laws of the State of New Jersey. In general, Section 14A:10A-4 of the New Jersey Business Corporation Act (the "NJBCA") prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a New Jersey corporation for a period of five years following the date such person became an interested stockholder unless prior to such date the board of directors of the corporation approved the business combination. The Company's board has approved the business combination contemplated by the Merger Agreement. Intel has informed the Company that neither it nor, to its knowledge, any of its affiliates owns any Shares. Accordingly, the Company believes that
Section 14A:10A-4 is inapplicable to the Offer and the Merger.

CERTAIN RIGHTS OF WARRANT HOLDER

     Consistent with the terms of the Company's Common Stock and Warrant Purchase Agreement with Microsoft Corporation ("Microsoft") dated as of March 1, 1999, the Merger Agreement recognizes the right of Microsoft, upon exercise of the warrant in accordance with its terms, to receive an amount in cash equal to the Offer Consideration multiplied by the number of Shares immediately theretofore purchasable upon exercise of the warrant, as if such Shares were outstanding immediately prior to the Effective Time, as set forth in Section
5.15 of the Merger Agreement.

DISCLAIMER

     The information contained in this Schedule 14D-9 concerning Intel, Purchaser, the Offer, and the Merger was supplied by Purchaser. The Company takes no responsibility for the completeness or accuracy of such information.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Offer to Purchase, dated June 7, 1999
(a)(2)   Form of Summary Advertisement
(a)(3)   Press Release of Intel, dated June 1, 1999
(b)      None
(c)(1)   Agreement and Plan of Merger, dated as of May 31, 1999, by and among Intel, Purchaser and the Company, filed as Exhibit
         2.1 to the Company's Current Report on Form 8-K Dated May
         31, 1999
(c)(2)   Stock Option Agreement, dated as of May 31, 1999, by and
         between Intel and the Company, filed as Exhibit 2.2 to the
         Company's Current Report on Form 8-K Dated May 31, 1999 and
         incorporated herein by reference
(c)(3)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Nicholas Zwick, Purchaser and Intel, filed as Exhibit (c)(3) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(4)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Masako H. Shinn as trustee for
         Kiyoshi H. Shinn and Hiroshi R. Shinn, Purchaser and Intel,
         filed as Exhibit (c)(4) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(5)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Joanne Burkhardt as trustee for
         Kenneth John Burkhardt, Christopher L. Burkhardt and Juliane
         N. Burkhardt, Purchaser and Intel, filed as Exhibit (c)(5)
         to Purchaser's Schedule 14D-1 Dated June 7, 1999 and
         incorporated herein by reference
(c)(6)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among James Shinn, Purchaser and Intel,
         filed as Exhibit (c)(6) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(7)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Kenneth J. Burkhardt, Purchaser and
         Intel, filed as Exhibit (c)(7) to Purchaser's Schedule 14D-1
         Dated June 7, 1999 and incorporated herein by reference
(c)(8)   1988 Incentive Compensation Plan, as amended and restated
         through March 28, 1997 (the "1988 Plan") incorporated by
         reference to Exhibit 10.2 of the Company's Annual Report on
         Form 10-K for the year ended December 31, 1996
(c)(9)   Proposed Amendments to the 1988 Plan, as amended,
         incorporated by reference to Exhibit 10.3 of the Company's
         Annual Report on Form 10-K for the year ended December 31,
         1996
(c)(10)  Amended and Restated 1997 Incentive Benefit Plan, amended and restated through February 22, 1999, incorporated by
         reference to Exhibit 10.13 of the Company's Annual Report on
         Form 10-K for the year ended December 31, 1998
(c)(11)  Employment Agreement by and among Intel, the Company and
         Howard G. Bubb, dated May 31, 1999
(c)(12)  Letter Agreement between the Company and Thomas Amato, dated
         May 27, 1999
(c)(13)  Letter Agreement between the Company and Theodore Weitz, dated May 27, 1999
(c)(14)  Letter Agreement between the Company and Steven Krupinski, dated May 27, 1999
(c)(15)  Letter Agreement between the Company and Thomas G. Amato, dated April 16, 1997
(c)(16)  Letter Agreement between the Company and William E. Warner,
         Jr., dated July 21, 1998
(c)(17)  Form of Letter Agreement between the Company and four
         Executive Officers, dated May 27, 1999

(c)(18) Portions of the Proxy Statement of the Company, dated as of April 9, 1999 incorporated by reference, relating to 1999
         Annual Meeting of Stockholders, under the captions
         "Executive Compensation and Other Information" and
         "Compensation Committee Report on Executive Compensation'
(c)(19)  Written opinion of Hambrecht & Quist LLC dated May 31, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 1999                       DIALOGIC CORPORATION

                                          By:      /s/ THOMAS G. AMATO

                                            ------------------------------------
                                            Name: Thomas G. Amato
                                            Title: Vice President, Chief
                                                Financial Officer and Treasurer

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated June 7, 1999
(a)(2)   Form of Summary Advertisement
(a)(3)   Press Release of Intel, dated June 1, 1999
(b)      None
(c)(1)   Agreement and Plan of Merger, dated as of May 31, 1999, by and among Intel, Purchaser and the Company, filed as Exhibit
         2.1 to the Company's Current Report on Form 8-K Dated May
         31, 1999
(c)(2)   Stock Option Agreement, dated as of May 31, 1999, by and
         between Intel and the Company, filed as Exhibit 2.2 to the
         Company's Current Report on Form 8-K Dated May 31, 1999 and
         incorporated herein by reference
(c)(3)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Nicholas Zwick, Purchaser and Intel, filed as Exhibit (c)(3) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(4)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Masako H. Shinn as trustee for
         Kiyoshi H. Shinn and Hiroshi R. Shinn, Purchaser and Intel,
         filed as Exhibit (c)(4) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(5)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Joanee Burkhardt as trustee for
         Kenneth John Burkhardt, Christopher L. Burkhardt and Juliane
         N. Burkhardt, Purchaser and Intel, filed as Exhibit (c)(5)
         to Purchaser's Schedule 14D-1 Dated June 7, 1999 and
         incorporated herein by reference
(c)(6)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among James Shinn, Purchaser and Intel,
         filed as Exhibit (c)(6) to Purchaser's Schedule 14D-1 Dated
         June 7, 1999 and incorporated herein by reference
(c)(7)   Tender and Voting Agreement and Irrevocable Proxy, dated as of May 31, 1999, among Kenneth J. Burkhardt, Purchaser and
         Intel, filed as Exhibit (c)(7) to the Purchaser's Schedule
         14D-1 Dated June 7, 1999 and incorporated herein by
         reference
(c)(8)   1988 Incentive Compensation Plan, as amended and restated
         through March 28, 1997 (the "1988 Plan") incorporated by
         reference to Exhibit 10.2 of the Company's Annual Report on
         Form 10-K for the year ended December 31, 1996
(c)(9)   Proposed Amendments to the 1988 Plan, as amended,
         incorporated by reference to Exhibit 10.3 of the Company's
         Annual Report on Form 10-K for the year ended December 31,
         1996
(c)(10)  Amended and Restated 1997 Incentive Benefit Plan, amended and restated through February 22, 1999, incorporated by
         reference to Exhibit 10.13 of the Company's Annual Report on
         Form 10-K for the year ended December 31, 1998
(c)(11)  Employment Agreement by and among Intel, the Company and
         Howard G. Bubb, dated May 31, 1999
(c)(12)  Letter Agreement between the Company and Thomas Amato, dated
         May 27, 1999
(c)(13)  Letter Agreement between the Company and Theodore Weitz, dated May 27, 1999
(c)(14)  Letter Agreement between the Company and Steven Krupinski, dated May 27, 1999
(c)(15)  Letter Agreement between the Company and Thomas G. Amato, dated April 16, 1997
(c)(16)  Letter Agreement between the Company and William E. Warner,
         Jr., dated July 21, 1998
(c)(17)  Form of Letter Agreement between the Company and four
         Executive Officers, dated May 27, 1999

(c)(18) Portions of the Proxy Statement of the Company, dated as of April 9, 1999, incorporated by reference, relating to 1999
         Annual Meeting of Stockholders, under the captions
         "Executive Compensation and Other Information" and
         "Compensation Committee Report on Executive Compensation"
(c)(19)  Written opinion of Hambrecht & Quist LLC dated May 31, 1999